Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

Additional Information

This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”). The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Solicitation/Recommendation Statement”) with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on April 7, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on April 7, 2009 . CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources.  While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

Safe Harbor Statement

Certain statements contained in this presentation may constitute “forward-looking statements”.  All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

*****

On June 4, 2009, CF Industries Holdings, Inc. (“CF”) used the following materials, as well as the investor presentation previously filed by CF in its Rule 425 filing dated May 20, 2009, in connection with meetings related to the exchange offer by Agrium Inc. and CF’s exchange offer to Terra Industries Inc. shareholders:

2

1 June 4, 2009 Appendix: RiskMetrics Update

2 40 50 60 70 80 90 100 1/14 1/26 2/4 2/13 2/25 3/6 3/17 3/26 4/6 4/16 4/27 5/6 5/19 6/1 Unaffected CF Share Price – Based on Peer Group Increase Since Agrium Bid (1) Notes: (1) Based on CF’s 2/24 share price of $55.58 plus $3 per share for short interest increased by the performance of the unaffected Global Fertilizer Peers since 2/24 (2) The unaffected Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara. Performance measured on a USD basis for all peers. Peers are equal weighted CF Share Price Based on Global Fertilizer Peers (2) Jan 15 CF bids for TRA Feb 25 AGU bids for CF Mar 27 AGU revises Offer $90 $91 (1) CF Share Price Prior to 25-Feb Market Value of AGU Offer Apr 21 CF Annual Meeting May 11 AGU revises Offer

•CF and its financial advisors have used a number of valuation techniques in order to estimate an unaffected trading price for CF shares, including the following:

•   Share price performance of the global fertilizer peers

•   Multiples analysis -- Current trading levels and historical trading ranges for global fertilizer peers and CF

•   Investor feedback

• On 6/1/09, CF shares close at $80.31. Based on the 6/1/09 market environment, CF and its advisors believe shares of CF would likely settle in the mid to upper $70s range if Agrium were to withdraw its offer

•   CF has remained in constant contact with its shareholders. Shareholders owning an overwhelming majority of our stock support the view of CF and its financial advisors

Peer Performance Since 2/24

•Since 2/24, the global unaffected peers are up 56% on average through 6/1/09

•The recent recovery in equity values has not been limited to the global fertilizer sector -- adjacent commodity sector performance since 2/24:

•   Global Basic Materials + 54%

•   Global Metals & Mining: + 50%

•   Global Chemicals: + 34%

•   WTI Oil Spot: + 75%

3 30 40 50 60 70 80 90 100 1/15 1/29 2/11 2/25 3/10 3/23 4/3 4/17 4/30 5/13 6/1 Unaffected CF Share Price – Based on RiskMetrics Peer Performance Approach (1) $76 Note: (1) RiskMetrics analysis dated April 12, 2009. Based on CF’s 1/15 share price increased by the performance of the unaffected Global Fertilizer Peers (Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara) per RiskMetrics method April 9 – Previous RiskMetrics measurement date $55

•In support of its recommendation that CF shareholders NOT withhold votes for CF directors at its annual meeting on 4/21/09, RiskMetrics estimated an unaffected CF share price, as of 4/9/09, of approximately $55

•This approach took the CF share price from the day prior to CF’s announcement of its Terra bid and increased it by the performance of the “Global Peers” (as defined by RiskMetrics)

•If RiskMetrics were to continue to use the same methodology, its analysis would result in an unaffected CF share price of $76, based on performance of the Global Peers through 6/1/09

4 CF Stock Price – Based on RiskMetrics Multiple Approach (1) Notes: (1) RiskMetrics approach includes Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara (2) Based on Factset (3) Based on market value of AGU offer of 1 AGU share + $35 in cash as of 4/9/09 (4) Based on market value of AGU offer of 1 AGU share + $40 in cash as of 6/1/09 As of 4/9/09 As of 6/1/09 (2) ($MM, except pert share data) ($MM, except pert share data) Base Premium (%) Applied Base Premium (%) Applied NTM EBITDA Multiple 7.6x (33%) 5.1x 2009E EBITDA Multiple 8.7x (33%) 5.8x NTM EBITDA $670 2009E EBITDA $633 Aggregate Value $3,402 Aggregate Value $3,672 Debt Less Cash $621 Debt Less Cash $835 Equity Value $4,023 Equity Value $4,507 Fully Diluted Shares Outstanding 49.5 Fully Diluted Shares Outstanding 49.5 Value Per Share $81.27 Value Per Share $91.05 Offer Implied Premium / (Discount) (3) 16.3% Offer Implied Premium / (Discount) (4) (1.5%)

•         In RiskMetrics April 12th report, it assumed that CF would trade, as of 4/9/09, at 33% discount to the unaffected global peers (3.7x for CF versus the unaffected peer average of 5.5x)

•        This resulted in an implied unaffected share price for CF of $63

•        Currently, the global unaffected peers (as defined by RiskMetrics) are trading at 8.7x 2009E EBITDA, as of 06/01/09

•        If RiskMetrics continued to use the same methodology (33% discount), its analysis would result in an implied unaffected share price for CF of $91

•        If RiskMetrics applied the same methodology and 33% discount to the next-twelve-months multiple, it would imply a CF share price of $80

5 0 3 6 9 12 15 5/06 9/06 12/06 4/07 7/07 10/07 2/08 5/08 9/08 12/08 4/09 6/09 Global Peers Are Trading Near Historical Average Multiples Average Next-Twelve-Months EBITDA Multiple of Peers (1)(2)(3)(4) – Last Three Years Peers: 7.4x Notes: (1) Global Fertilizer Peers include Agrium, CF, Terra, Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara (2) Aggregate Value defined as Market Cap plus debt, plus minority interest, plus customer advances and less cash (3) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents of $839MM, customer advances of $435MM, debt of $4MM and minority interest of $32MM (4) Next-twelve-months EBITDA for CF and all comparables based on Street mean estimate for 2009 (weighted by 7/12) and Street mean estimate for 2010 (weighted by 5/12) Global Peer 3 Yr. Average: 7.5x June 08: Global Fertilizer Peak CF: 5.4x x 6.8x AGU 5.4x TRA 6.2x 3-Year Average Multiples CF YARA 6.8x POT 10.7x

•Valuation multiples for publicly-traded global fertilizer companies declined significantly following the peak in global commodities during the summer of 2008 and the onset of the current economic and financial crisis

• However, valuation multiples for the global fertilizer peers have recovered from lows established during January 2009 and appear to have “normalized”

• For example, the global peers are currently trading at enterprise value/ next-twelve-month EBITDA multiples at/near the average forward multiples during the last 3 years. On 6/1/09, CF was trading at its 3-year average next-twelve-months multiple

• CF’s 3-year average next-twelve-months multiple of 5.4x implies an unaffected CF share price of $81

6 Current Sector Valuations 10.3 8.6 8.6 7.5 7.3 6.9 6.7 6.1 5.4 5.4 0.0 2.0 4.0 6.0 8.0 10.0 12.0 POT IPI ICL Yara K+S MOS AGU CF at AGU Offer TRA CF Aggregate Value / Next Twelve Months EBITDA (1) (3) (4) (5) (x) Notes: (1) Calculated using basic shares outstanding as per latest filing for each respective peer (2) Global Fertilizer Peers include Intrepid, Israel Chemicals, K+S, Mosaic, Potash and Yara (3) Aggregate Value defined as Market Cap plus debt, plus minority interest, plus customer advances and less cash (4) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents of $839MM, customer advances of $435MM, debt of $4MM and minority interest of $32MM (5) Next-twelve-months EBITDA for CF and all comparables based on Street mean estimate for 2009 (weighted by 7/12) and Street mean estimate for 2010 (weighted by 5/12) 8.2x Unaff. Peer Avg. Average 3 Year NTM Peer Relationship to CF Trading Discount Yara (1.5x) Agrium (1.4x) Global Peers (2) (3.0x)

•At 5.4x forward EBITDA, CF is currently trading at its 3-year average next-twelve-months multiple and at discounts to Agrium, Yara and the overall peer group in-line with averages during the last 3 years

•Agrium’s current proposal values CF at 6.1x next-twelve-months EBITDA, only a 13% premium over CF’s 3-year average next-twelve-months multiple of 5.4x

•Inclusive of Agrium’s estimate of $150MM of run-rate synergies, Agrium’s proposal implies a 4.9x acquisition multiple

7 Precedent Fertilizer Transactions EV/EBITDA Date Target Acquirer Fertilizer Portfolio Point in Industry Cycle Deal Value (MM) Transaction Consideration LTM NTM 7/14/2008 Saskferco Yara Nitrogen Peak C$1,600 Cash 7.9x 4.7x 5/24/2007 Kemira GrowHow Yara Nitrogen Phosphate Midcycle € 892 Cash 10.4x 8.2x 1/27/2004 IMC Global Cargill Nitrogen Phosphate Potash Trough $3,292 Stock 12.0x 9.9x Median 10.4x 8.2x Mean 10.1x 7.6x

•      There have been only 3 relevant precedent transactions in the global fertilizer sector this decade

•                 Yara's acquisition of Saskferco, a nitrogen fertilizer plant in Saskatchewan, from Mosaic and the Saskatchewan government

•                 Yara's acquisition of Kemira Growhow, a nitrogen and phosphate producer, from the Finnish government (~30%) and the investing public

•                 Cargill's acquisition of ~64% of IMC Global to form "Mosaic".  Cargill contributed its phosphate and nitrogen assets (stake in Saskferco) in exchange for stock. IMC was an existing public company and potash and phosphate producer

•      All other sector transactions were either very small, involved bankrupt companies or were not change-of-control transactions

•      Nitrogen fertilizer production is essentially a commodity chemical business.  For reference, there have been a number of commodity chemical transactions this decade and the global average EBITDA multiple paid has been ~8x

8 Precedent Fertilizer Transactions vs Industry Cycle 0 200 400 600 800 1,000 1,200 1,400 12/2004 12/2005 12/2006 12/2007 12/2008 12/2009E 12/2010E 0 2 4 6 8 10 12 EBITDA (1)(4)(5) $MM Notes: (1) 2009E and 2010E estimates based on median Wall Street Broker estimates (2) Based on Agrium’s initial offer announced pre-open on 2/25, valued at $72 per CF share ($31.70 in cash +1 Agrium share worth $40.30 on 2/24) (3) Based on Agrium’s initial offer of $31.70 in cash +1 Agrium share presented based on the 6/1/09 market closing price of $49.70 (4) CF Aggregate value based on 48.4MM basic shares outstanding, cash and equivalents of $839MM, customer advances of $435MM, debt of $4MM and minority interest of $32MM (5) Next-twelve-months EBITDA for CF and all comparables based on Street mean estimate for 2009 (weighted by 7/12) and Street mean estimate for 2010 (weighted by 5/12) (x) Next-Twelve-Months Multiples CF TRA Cargill/IMC: 9.9x Yara/GrowHow: 8.2x Yara/Saskferco: 4.7x Agrium/CF (Current): 6.1x Agrium/CF (Initial)(3): 5.4x Agrium/CF (Initial)(2): 4.8x

•Across basic material and commodity industries, valuation and transaction multiples typically expand during periods of low or trough profitability and contract during periods of high or peak profitability

•The exhibit on this page has been prepared to illustrate industry profitability through the cycle in order to provide relevant context (e.g., peak/midcycle/trough) for the multiples paid in the 3 precedent fertilizer transactions

•As a proxy for nitrogen fertilizer profitability, EBITDA for CF and Terra has been plotted relative to the Y-Axis with the precedent fertilizer multiples plotted in relation to the the 2nd Y-Axis

•As evidenced by the exhibit, Cargill/IMC was announced during a period of low or trough profitability and Yara/Saskferco was announced just after the industry's peak

•Yara's acquisition of Saskferco, was agreed to during mid-summer 2008 when fertilizers and all global commodities established their all-time highs. Accordingly, Yara acquired Saskferco at a peak-of-cycle multiple of just under 5x forward EBITDA. Yara did not announce any synergies and the market did not expect meaningful synergies given the geopgraphic complimentarity of the assets

•Yara/Growhow was announced during the spring of 2007 when expectations for forward EBITDA performance at CF and Terra were almost identical to the current Street outlook for 2009E and 2010E

•Accordingly, Yara/Growhow at ~8.2x forward EBITDA appears to be the most relevant precedent to consider relative to Agrium's existing proposal to acquire CF at 6.1x forward EBITDA

•Yara/Growhow multiple is also effectively in-line with the average EBITDA multiple paid in global commodity chemical transactions this decade

•On 2/25, Agrium offered to acquire CF at 4.8x (or about 3.9x inclusive of Agrium's run-rate synergies) -- a peak-of-cycle acquisition multiple well after the industry cycle had reverted to an environment consistent with 2007 -- clearly opportunistic.

•The incremental $8.30 in cash from Agrium equates to about a 0.8x increase in the implied acquisition multiple. The remaining increase is simply a result of Agrium shares trading up in-line with the broad recovery in equity values across the sector and all commodities since 2/24

•The acquisition multiple implied by Agrium's current proposal of 6.1x, (4.9x inclusive of Agrium's run-rate synergies) remains clearly opportunistic relative to the consensus outlook for a midcycle profit environment for nitrogen fertilizers during 2009 and 2010

9 The Market Has Increased Significantly More Than The Increase In Agrium’s Offer • On 5/11, Agrium increased the cash portion of its offer from $35.00 to $40.00 and maintained the stock portion of its offer at 1 share of Agrium – With its latest revision, Agrium has changed its initial offer by increasing the cash portion by a total of $8.30 per share, or 11.5% of the nominal value of that offer • The nominal value of Agrium’s new offer is $89.70 per share, based on the June 1st closing price of $49.70 for Agrium shares, an increase of 25% over the $72 per share nominal value of Agrium’s initial offer announced on February 25 • Since 2/24, the day before Agrium made its initial offer, there has been an increase of : – 56% in the average stock price for the global unaffected peer group – 54% increase in Global Basic Materials – 50% increase in Global Metals & Mining – 34% increase in Global Chemicals – 22% increase in the S&P 500 • On 2/25 when Agrium announced its initial proposal of 1 Agrium share + $31.70 in Cash, Agrium stated that they had excess capacity within its financing facilities of ~$400 million or ~$8 per CF common share • “…Then we also, just really more as a cushion, we have another $400 million if we need it that we can draw on.” – Bruce Waterman, Agrium CFO (2/25 Investor Conference Call) • By increasing its offer to include $40 in cash, Agrium has simply included the cash that was apparent to CF and the investing public at announcement on 2/25

•On 5/11, Agrium increased the cash portion of its offer from $35.00 to $40.00 and maintained the stock portion of its offer at 1 share of Agrium

•With its latest revision, Agrium has changed its initial offer by increasing the cash portion by a total of $8.30 per share, or 11.5% of the nominal value of that offer

•The nominal value of Agrium’s new offer is $89.70 per share, based on the June 1 closing price of $49.70 for Agrium shares, an increase of 25% over the $72 per share nominal value of Agrium’s initial offer announced on February 25

•Since 2/24, the day before Agrium made its initial offer, there has been an increase of :

• 56% in the average stock price for the global unaffected peer group

• 54% increase in Global Basic Materials

• 50% increase in Global Metals & Mining

• 34% increase in Global Chemicals

• 22% increase in the S&P 500

•On 2/25 when Agrium announced its initial proposal of 1 Agrium share + $31.70 in Cash, Agrium stated that they had excess capacity within its financing facilities of ~$400 million or ~$8 per CF common share

• “…Then we also, just really more as a cushion, we have another $400 million if we need it that we can draw on.”
            – Bruce Waterman, Agrium CFO (2/25 Investor Conference Call)

•By increasing its offer to include $40 in cash, Agrium has simply included the cash that was apparent to CF and the investing public at announcement on 2/25

10 CF Shares Are Held By Strong Base of Institutional Owners Contrary to misleading statements by Agrium and its advisors: • Growmark has not sold ANY shares since last June • TPG Axon is a top CF shareholder having increased its ownership position to over 5% of CF shares, which TPG continues to hold • Greenlight Capital sold its shares before Agrium’s February bid date. It is the second time Greenlight has come in and out of CF stock since the IPO, each time making substantial profits

•    CF has a strong institutional ownership base which has benefited from our strong performance

•     Contrary to misleading statements by Agrium and its advisors:

•     Growmark has not sold ANY shares since last June

•     TPG Axon is a top CF shareholder having increased its ownership position to over 5% of CF shares, which TPG continues to hold

•     Greenlight Capital sold its shares before Agrium’s February bid date. It is the second time Greenlight has come in and out of CF stock since the IPO, each time making substantial profits